February 23, 2007

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	LandAmerica Financial Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005

File No. 1-13990

Dear Mr. Rosenberg:

In response to the Staff’s letter dated February 22, 2007, we are submitting the following information to address the outstanding comment regarding revenue recognition for flood zone determination services in Note 1 to the Consolidated Financial Statements on Form 10-K for the year ended December 31, 2005.

Form 10-K for the year ended December 31, 2005

Consolidated Financial Statements

Note1: Summary of Significant Accounting Policies

Revenue Recognition: Lender Services, page F-11

1.
Please provide us in a disclosure-type format, revised revenue recognition policy disclosures that you will include in your future Exchange Act filings. Please revise your revenue recognition policy to clearly explain how you recognize revenue for your life of loan flood certifications. Please ensure that you identify the deliverables you provide your customers, your units of accounting and how you recognize revenue for each unit of accounting. In this regard, assuming that you continue to apply a proportional performance model, please disclose that you view your obligation to provide initial certifications and redeterminations as the only deliverable. Please disclose your estimated rate of performance and your estimate of the lives of loans.

LandAmerica Financial Group, Inc. Response

A draft of our revenue recognition policy disclosure for future filings is as follows:

Lender Services

Fees for property tax information services are received in advance for the entire period that a loan will be serviced. Revenue is recognized for property tax information services on a straight-line basis over the anticipated life of the loan. The amount not recognized as revenue in the financial statements in the period received is reported in the accompanying balance sheet as deferred service arrangements in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements. The amortization period is evaluated quarterly to determine if there have been changes in the estimated life of the loan and/or changes in the number and/or timing of prepayments.

We have eliminated the disclosure as it relates to flood zone determinations, as it represented no more than 0.25% of operating revenues in any of the years since LandAmerica acquired the business in 2003, and as such, we believe it is not a material accounting policy. Should our flood revenue become material, we will provide the disclosure suggested by the staff in future filings.

2.	Please provide us in a disclosure-type format revised MD&A and Critical Accounting Estimates disclosure that you will include in your future Exchange Act filings that:
a.	discloses the nature and extent of the empirical data that supports your ability to estimate performance and the life of loans;
b.
discloses your assumptions regarding the estimated rate of performance and lives of loans and their susceptibility to change. In this regard disclose the impact of any significant changes in the rate in which FEMA updates its maps and the potential impact it could have on your ability to reliably estimate their activities; and

c.	discloses the financial impact on your results of operations and liquidity of reasonably likely changes in your underlying assumptions.

Similar to our response to Item 1, we have eliminated the flood revenue estimate from the draft of our critical accounting estimates disclosure; it now reads as follows (focusing on the more significant estimate related to tax processing):

Deferred Service Arrangements

When we acquire tax processing and home warranty companies, all of their assets and liabilities are adjusted to fair value in accordance with purchase method accounting. In making these adjustments, any balance in the deferred revenue account at the acquisition date, which represents amounts that have been deferred prior to acquisition and would have been amortized over the remaining lives of the contracts are eliminated. The deferred revenue account is replaced with an account called deferred service obligations representing the estimated fair value of the obligation to provide the required services over the remaining life of the subject contracts. This account, established as of the acquisition date, is being amortized over the remaining lives of existing contracts.

As previously noted, real estate tax processing and home warranty service fees received on new contracts entered into since the acquisition dates are deferred and amortized over the estimated lives of the contracts to which they relate. The sum of amortization of the “initial deferred service obligation” and amortization related to fees accrued on new contracts represent the earned fee amount for the period.

The estimated remaining contractual life for real estate tax processing services can vary depending on a number of factors, including but not limited to, type of loan, lender, credit quality of the borrower, interest rates, and portfolio turnover. We evaluate the portfolio of loans under service quarterly to determine the appropriate portfolio life for loans under service. An increase/decrease of six months in the average service life for all loans serviced would result in the following approximate changes to revenue recognized for real estate tax monitoring revenue:

Revenue Recognized
(In millions)
Increase of 6 months	$(2.9)
Decrease of 6 months	$3.5

If we included flood zone determinations in the life-of-loan disclosure above (one of the assumptions), it would increase/decrease the revenue recognized by only $0.5 million. Even if we moved to a 100% deferral method, which is consistent with the remaining assumptions related to the deferral estimate, the change would not be quantitatively material to revenue or net income in any of our historical periods, nor is it qualitatively material. We understand that the disclosure is meant to include material implications of uncertainties associated with the methods and assumptions’ underlying our critical accounting estimates. Because the total flood revenues are immaterial, we believe that any changes in assumptions related to its recognition are also immaterial and would not provide significant variability to earnings as a result of the assumptions application over time. Should our estimates regarding our flood revenue become material to understanding any variability in earnings, we will provide the disclosure suggested by the staff in future filings.

We are appreciative of your time and attention to this matter. If you require any additional information concerning this or any other matter, please call me at (804) 267-8114.

Sincerely,

/s/ G. William Evans
G. William Evans
Chief Financial Officer